

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Bruce Van Saun
Group Financial Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

      Re: The Royal Bank of Scotland Group plc
               Form 20-F for the Fiscal Year Ended December 31, 2010
               Filed March 31, 2011
               File No. 001-10306

Dear Mr. Van Saun:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Stephanie L. Hunsaker

               Stephanie L. Hunsaker
               Senior Assistant Chief Accountant